Concordia International Corp. Meeting of Unsecured Debt Holders Held on June 19, 2018 Report on Ballot Arrangement Resolution We, the undersigned scrutineers, hereby report that that quorum of 2 or more holders has been met and the result of the vote by ballot with respect to the above matter is as follows: NUMBER OF VOTES FOR the motion 1,590,026 100% AGAINST the motion 0 0.0% Total 1,590,026 TOTAL UNSECURED DEBT VOTES IN CLASS: 1,625,830 TOTAL VOTES CAST: 1,590,026 TOTAL % OF CLASS VOTED: 97.80% “Grant Hughes” Grant Hughes Scrutineer Prepared By: